UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-145845) AND FORM S-8 (NOS. 333-112796, 333-112797) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-12818) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Announcement Re. Share Issue - 25th June 2008

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  The availability of the Open Offer to persons not resident in the United States or the United Kingdom may be affected by the laws of the relevant jurisdictions.  Such persons should inform themselves about and observe any applicable requirements.

25 June 2008

                                                                                                                           Barclays announces Share Issue to raise

 approximately £4.5 billion

The Board of Directors of Barclays today announces a Share Issue to raise approximately £4.5 billion through the issue of 1,576 million New Ordinary Shares.

The Share Issue will:

  enable Barclays to strengthen its capital base and operate capital ratios that are ahead of its targets;

  provide additional financial resources to allow Barclays to capture opportunities for growth;

  introduce new investors Qatar Investment Authority, Challenger (a company representing the beneficial interests of His Excellency Sheikh Hamad Bin Jassim Bin Jabr Al-Thani, the chairman of Qatar Holding, and his family) and Sumitomo Mitsui Banking Corporation ("SMBC") to Barclays share register and further Barclays existing relationships with a number of its largest Shareholders, including China Development Bank and Temasek Holdings ("Temasek"); and

  provide the opportunity for existing Shareholders to participate through the Open Offer.

The Share Issue will enable Barclays to run capital ratios ahead of its long-standing targets of 7.25% tier one and 5.25% equity tier one. The Board estimates that, taking into account the proceeds of the Share Issue, on a pro forma basis Barclays would have reported a tier one ratio of 8.8% and an equity tier one ratio of 6.3% as at 31 December 2007 (on a Basel II basis).

As announced on 16 June 2008, Group profit before tax in May was well ahead of the monthly run rate for 2007. Relative to May 2007, Global Retail and Commercial Banking continued to deliver strong growth in profits and in Investment Banking and Investment Management profits were in line.

The Board currently intends, in the absence of unforeseen circumstances, to continue the payment of dividends in cash and at the dividend per Ordinary Share levels declared in respect of 2007, until such time as dividends are more than twice covered by earnings.  The Board expects to maintain the 2008 interim dividend at 11.5 pence per Ordinary Share.

  Highlights of the Share Issue

Key highlights of the Share Issue include:

·            approximately £0.5 billion raised through a Firm Placing of 169 million New Ordinary Shares at 296 pence per New Ordinary Share, a discount of 4.7% to Barclays Closing Price on 24 June 2008

·            approximately £4.0 billion raised through a Placing and Open Offer of 1,407 million New Ordinary Shares at 282 pence per New Ordinary Share, a discount of 9.3% to Barclays Closing Price on  24 June 2008

·            the Open Offer Shares are available for clawback in full by existing Shareholders, who are being offered the opportunity to subscribe for up to a maximum of their pro rata entitlement on the basis of:

                                     3 Open Offer Shares for every 14 Existing Ordinary Shares

Investors

Qatar Investment Authority and Challenger have agreed to invest up to £1,764 million and £533 million, respectively, as Conditional Placees in the Placing and Open Offer.

SMBC has agreed to invest approximately £500 million in Firm Placed Shares.

China Development Bank has agreed to invest up to £136 million in the Placing and Open Offer, both as a Conditional Placee and by way of an undertaking to subscribe for its Open Offer Entitlement in full.  Temasek has agreed to invest up to £200 million as a Conditional Placee in the Placing and Open Offer.  Their participation in the Share Issue will ensure that China Development Bank and Temasek remain amongst Barclays largest Shareholders.

A number of leading institutional shareholders and other investors have also agreed to invest up to £1,336 million in aggregate as Conditional Placees in the Placing and Open Offer.

John Varley, Group Chief Executive of Barclays, said:

"Through our capital raising today we strengthen our capital base and give ourselves additional resources to pursue our strategy of growth through earnings diversification. We position ourselves to capture opportunities for new business at attractive margins in our retail and commercial banking businesses and in investment banking and investment management. Our ability to capture the opportunities is reinforced by the new and strengthened relationships we have announced today.

We are pleased to structure our share issue in such a way as to welcome Qatar Investment Authority, the chairman of Qatar Holding and Sumitomo Mitsui Banking Corporation as significant new shareholders in Barclays and also to give existing shareholders the ability to participate.

We draw strength from the continued resilience of our trading performance, with profits in May well ahead of the monthly run rate of last year.  Accordingly, we intend to maintain our interim dividend for 2008 at the prior year level of 11.5 pence in cash and our dividend policy remains unchanged."

1.  Introduction

The Board of Directors of Barclays today announces a Share Issue to raise approximately £4.5 billion by the issue of 1,576 million New Ordinary Shares through a Firm Placing at a price of 296 pence per Firm Placed Share and a Placing and Open Offer at the Issue Price of 282 pence per Open Offer Share.

The subscription price of 296 pence per Firm Placed Share to be issued pursuant to the Firm Placing represents a 4.7% discount to the Closing Price of 310.75 pence per Ordinary Share on 24 June 2008 (being the last trading day prior to the date of this announcement).

The Issue Price of 282 pence per Open Offer Share to be issued pursuant to the Placing and Open Offer represents a 9.3% discount to the Closing Price of 310.75 pence per Ordinary Share on the date referred to above.

Capitalised terms used in this announcement have the meanings given in the Appendix.

2.  Reasons for the Share Issue

The Board of Barclays believes that in the current market environment it would be in the interests of Shareholders to strengthen the capital resources of Barclays through a Firm Placing and Placing and Open Offer. The raising of capital will:

  enable Barclays to strengthen its capital base and operate capital ratios that are ahead of its targets;

  provide additional financial resources to allow Barclays to capture opportunities for growth;

  introduce new investors Qatar Investment Authority, Challenger (a company representing the beneficial interests of His Excellency Sheikh Hamad Bin Jassim Bin Jabr Al-Thani, the chairman of Qatar Holding, and his family) and SMBC to Barclays share register and further Barclays existing relationships with a number of its largest Shareholders, including China Development Bank and Temasek; and

  provide the opportunity for existing Shareholders to participate through the Open Offer.

Current market turbulence has affected bank balance sheets and capital strength. The disruption in the credit markets and greater uncertainty in the broader economy have affected financial market participants, including Barclays.  As at 31 December 2007, Barclays tier one capital ratio was 7.6% and its equity tier one ratio was 5.1% (on a Basel II basis) against long term target levels of 7.25% and 5.25%, respectively. The Board estimates that, taking into account the proceeds of the Firm Placing and the Placing and Open Offer, on a pro forma basis Barclays would have reported a tier one ratio of 8.8% and an equity tier one ratio of 6.3% as at 31 December 2007 (on a Basel II basis).  The Board intends that, following the Firm Placing and the Placing and Open Offer, Barclays will run ratios ahead of long term target levels, particularly while current market turbulence persists.

In addition to strengthening the capital base of Barclays, the Firm Placing and the Placing and Open Offer will also enable Barclays to take advantage of current market circumstances which have created for Barclays an unusual competitive opportunity. That is partly because of the pricing adjustments that have taken place in many asset classes; and partly because of the reduced willingness or ability of certain hitherto strong market participants to compete aggressively. Significant opportunities therefore exist to attract flows of new business at expanded margins consistent with Barclays strategy to seek higher growth over time by diversifying its profits base.  Barclays financial performance of 2007 and 2008 has benefited from this diversification. Across the Group, this growth has been underpinned by robust risk and control procedures, and a culture which focuses on risk adjusted returns.

The Board intends to pursue the following initiatives: in Global Retail and Commercial Banking, deepening Barclays presence in existing markets in Asia, the Middle East, Africa and Europe and accelerating growth in new markets such as Russia and Pakistan; and in Investment Banking and Investment Management, driving continued growth in asset classes such as commodities, equities and iShares; pursuing the build-out of Investment Banking and Investment Management's risk management and financing businesses, particularly in the United States and Asia; and continuing to build the wealth management platform.

SMBC has agreed to subscribe for the Firm Placed Shares and Qatar Investment Authority, Challenger, China Development Bank and Temasek, together with certain leading institutional shareholders and other investors, have agreed to subscribe for the Open Offer Shares on the terms set out in the Prospectus. The Board believes that this is an important endorsement of Barclays long-term strategy and vision, and underscores the confidence of these institutions in Barclays and in its management team.  Barclays is also pleased to have entered into an agreement for the provision of advisory services by Qatar Investment Authority to Barclays in the Middle East and to have agreed to explore opportunities for a co-operative business relationship with SMBC.  The Board welcomes the support of Qatar Investment Authority, Challenger, SMBC, China Development Bank and Temasek as important investors while ensuring that the Open Offer structure allows existing Shareholders to participate in the issue of the Open Offer Shares on a pre-emptive basis.

3.  Details of the Share Issue

Barclays intends to raise approximately £4.5 billion through the issue of 1,576 million New Ordinary Shares.

Under the Firm Placing, Barclays intends to issue 169 million New Ordinary Shares to SMBC at a subscription price of 296 pence per Firm Placed Share, raising approximately £0.5 billion.  SMBC has agreed to subscribe for the Firm Placed Shares under its Subscription Agreement.  The allotment and issue of the Firm Placed Shares is conditional upon Admission and will be completed upon the Securities Registration Statement expected to be filed with the Kanto Local Finance Bureau of Japan on 26 June 2008 becoming effective, which should occur on or about 4 July 2008.  The subscription for the Firm Placed Shares is not subject to clawback.

Under the Placing and Open Offer, Barclays intends to issue 1,407 million New Ordinary Shares at the Issue Price of 282 pence per Open Offer Share, raising approximately £4.0 billion.  The Conditional Placees have agreed to subscribe for the Open Offer Shares under the relevant Subscription Agreements.  The commitments of the Conditional Placees are subject to clawback in respect of valid applications for Open Offer Shares by Qualifying Shareholders, other than in relation to China Development Bank's Open Offer Entitlement which China Development Bank has undertaken to take up in full.

The obligations of SMBC and the Conditional Placees to subscribe for New Ordinary Shares under their respective Subscription Agreements are not subject to any rights of termination.

Qualifying Shareholders, on and subject to the terms and conditions of the Open Offer, are being given the opportunity under the Open Offer to apply for any number of Open Offer Shares at the Issue Price up to a maximum of their pro rata entitlement on the following basis:

                                                                                              3 Open Offer Shares for every 14 Existing Ordinary Shares

Fractions of Open Offer Shares will not be allotted to Qualifying Shareholders in the Open Offer and fractional entitlements under the Open Offer will be rounded down to the nearest whole number of Open Offer Shares.

The Open Offer is conditional upon Admission of the Open Offer Shares becoming effective by not later than 8.00 a.m. on 22 July 2008 (or such later time and/or date as the Company may determine, not being later than 8.00 a.m. on 6 August 2008).

Upon completion of the Firm Placing and the Placing and Open Offer, the New Ordinary Shares will represent approximately 19.4% of the Enlarged Issued Share Capital and the Existing Ordinary Shares will represent approximately 80.6% of the Enlarged Issued Share Capital.

4.  Current trading and prospects

On 15 May 2008 Barclays released its interim management statement. Group profit before tax in January and February was broadly in line with the monthly run rate for 2007. Following tougher capital markets trading conditions in March, Group profit for the first quarter was below that of the very strong prior year period. The profits of Global Retail and Commercial Banking and Investment Banking and Investment Management excluding Barclays Capital for the month of April exceeded those of the prior year period. Barclays Capital remained profitable for the year to date April after reversing in April £0.5 billion gains on the fair valuation of issued notes arising from the narrowing of own credit spreads.

As announced on 16 June 2008, Group profit before tax in May was well ahead of the monthly run rate for 2007.  Relative to May 2007, Global Retail and Commercial Banking continued to deliver strong growth in profits and in Investment Banking and Investment Management profits were in line.

Barclays economic profit goals remain unchanged.  Its target is to deliver between £9.3 billion and £10.6 billion cumulative economic profit over the period 2008-2011.

5.  Dividends and dividend policy

The New Ordinary Shares will rank pari passu with the Existing Ordinary Shares for all dividends and other distributions (if any) declared, paid or made by Barclays following Admission, including the right to receive any dividend payable in respect of the six months ending 30 June 2008.  The Board expects to maintain the 2008 interim dividend at 11.5 pence per Ordinary Share (2007: 11.5 pence).

Barclays policy is to pay cash dividends and to grow dividends per Ordinary Share broadly in line with the rate of growth in underlying earnings per Ordinary Share and for dividends to be broadly twice covered by earnings.  The Board continues to believe that the policy remains appropriate given the strength of Barclays diversified businesses and the ability to generate sustainable long term returns.

The Board anticipates that, in the short term, underlying earnings per Ordinary Share may be lower as a consequence of the issuance of the New Ordinary Shares. It is the current intention of the Board, in the absence of unforeseen circumstances, to continue the payment of dividends in cash and at the dividend per Ordinary Share levels declared in respect of 2007, until such time as dividends are more than twice covered by earnings.

6.  Expected timetable of principal Open Offer events

The expected timetable of the principal Open Offer events is set out below:

Ordinary Share Record Date for entitlement under the Open Offer	close of business on 24 June 2008
Publication of Prospectus and Application Form	on 25 June 2008
Ex-entitlement date for the Open Offer	8.00 a.m. on 26 June 2008
Open Offer Entitlements credited to stock account of Qualifying CREST Shareholders in CREST	by 30 June 2008
ADS Record Date for entitlement under the Open Offer	close of business, New York City time, on 2 July 2008
Application period for Open Offer for ADSs commences	9.00 a.m., New York City time, on 3 July 2008
Latest time and date for receipt of completed ADS subscription form and payment in full under the Open Offer for ADS	11.00 a.m., New York City time, on 14 July 2008
Latest time and date for receipt of completed Application Forms and payment in full under the Open Offer and settlement of relevant CREST instruction (as appropriate)	11.00 a.m. on 17 July 2008
Admission and commencement of dealings in Open Offer Shares	8.00 a.m. on 22 July 2008
Open Offer Shares in uncertificated form expected to be credited to accounts in CREST	8.00 a.m. on 22 July 2008
Despatch of definitive share certificates for the New Ordinary Shares in certificated form	by 25 July 2008

The times and dates set out in the expected timetable of principal events above and mentioned throughout this announcement may be adjusted by Barclays in which event details of the new times and dates will be notified to the UK Listing Authority, the London Stock Exchange and, where appropriate, Qualifying Shareholders.  References to times in this announcement are to London times unless otherwise stated.  Different deadlines and procedures for return of forms may apply in certain cases.

7.  Documentation

The Placing and Open Offer will be on the terms and subject to the conditions set out in the Prospectus, which is expected to be published today.  The Prospectus will be available, free of charge, at Barclays registered office and on its website www.barclays.com

  ANALYST AND INVESTOR INFORMATION

A meeting for analysts and institutional investors will be hosted by John Varley, Barclays Group Chief Executive.  The details of the meeting are as follows:

Venue: 1 Churchill Place, Canary Wharf, London E14 5HP.  The nearest station is Canary Wharf, Docklands Light Railway and Jubilee Line.

Date & Time: 25 June 2008 at 10.00 a.m. - 11.00 a.m. (BST).  Registration will commence at 9.30 a.m. (BST).

Please note that, as seating is limited, it may be necessary to restrict the number of attendees from each institution.

If you are unable to attend the meeting in person, you can listen via a live webcast available at www.investorrelations.barclays.com or via a live conference call by dialling 0845 401 9091 (UK) or +44 (0)20 3023 4418 (overseas) and quoting "Barclays Announcement".

A replay of the conference call will be available by dialling 020 8196 1998 (UK) or +44 (0) 20 8196 1998 (overseas) and entering the access code: 3756309.

ENQUIRIES

ANALYSTS AND INVESTORS

Mark Merson	+44 (0) 20 7116 5752
John McIvor	+44 (0) 20 7116 2929

MEDIA
Alistair Smith	+44 (0) 20 7116 6132
Robin Tozer	+44 (0) 20 7116 6586

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the United States, Africa and Asia.  With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 143,000 people.  Barclays moves, lends, invests and protects money for over 38 million customers and clients worldwide.  For further information about Barclays, please visit our website  www.barclays.com

About Challenger

Challenger Universal Limited was incorporated in June 2008 in the British Virgin Islands as a special purpose vehicle to hold shares in Barclays. Challenger is indirectly and beneficially owned by His Excellency Sheikh Hamad Bin Jassim Bin Jabr Al-Thani (the chairman of Qatar Holding) and his family.

About China Development Bank

China Development Bank was founded in 1994, and reports directly to the State Council of China. China Development Bank specialises in financing for construction and development of infrastructure, core industries and pillar industries as well as technology renovation projects and their ancillary projects.  China Development Bank had total assets of RMB 2,890 billion at 31 December 2007 (approximately £212 billion).  In early 2007, the Chinese government announced that China Development Bank will transform into a commercially operated financial institution focusing on medium to long term business.  Currently, China Development Bank is actively and steadily proceeding with this commercialisation and transformation work in accordance with the reform plan as approved by the State Council of China.

About Qatar Investment Authority

Qatar Investment Authority was originally founded by the State of Qatar in 2005 to strengthen the country's economy by diversifying into new asset classes. Building upon the heritage of investments dating back more than three decades, its growing portfolio of long-term strategic investments complement the State of Qatar's wealth in natural resources.  Qatar Investment Authority's investment in Barclays is being made by its wholly owned subsidiary Qatar Holding, which was incorporated in April 2006 within the jurisdiction of Qatar Financial Centre as the prime vehicle for strategic and direct investments by the State of Qatar. Headquartered in the Qatar Financial Centre, Qatar Holding is structured to operate at the very highest levels of global investing, with a planned presence in all major capital markets.

About Sumitomo Mitsui Banking Corporation

SMBC, one of the world's largest commercial banks with approximately JPY 100 trillion (approximately £505 billion) in total assets, provides an extensive range of wholesale and retail banking services in Japan and overseas to its customers.  SMBC's international network consists of 19 branches, 6 sub-branches, and 15 representative offices as at 30 April 2008.  SMBC has approximately 18,000 employees and is part of the Sumitomo Mitsui Financial Group, Inc. which is quoted on the Tokyo Stock Exchange.  For further information on SMBC please visit  www.smbc.co.jp/global/index.html .

About Temasek Holdings (Private) Limited

Incorporated in 1974, Temasek is a global investment firm headquartered in Singapore.  Supported by affiliates and offices around the world, it holds and manages a diversified S$164 billion (approximately £55 billion) portfolio as at 31 March 2007, concentrated principally in Singapore, Asia and the OECD economies.  Temasek is a shareholder and investor in diverse sectors such as banking & financial services, real estate, transportation & logistics, infrastructure, telecommunications & media, bioscience & healthcare, education, consumer & lifestyle, engineering & technology, as well as energy & resources.  Temasek's investment strategies centre on four themes: transforming economies; thriving middle class; deepening comparative advantages; and emerging champions. Total shareholder return for Temasek since its inception in 1974 has been more than 18% compounded annually.  It has a corporate credit rating of AAA/Aaa by rating agencies Standard & Poor's and Moody's respectively. For further information on Temasek please visit  www.temasekholdings.com.sg .

Forward Looking Statements

This announcement contains certain forward-looking statements with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements sometimes use words such as " may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning.  Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.  By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond the Group's control.  As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.  Any forward-looking statements made herein speak only as of the date they are made.  Except as required by the FSA, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Barclays share for the current or future financial years will necessarily match or exceed the historical published earnings per Barclays share.

This announcement is not a prospectus but an advertisement.  A prospectus relating to the Firm Placing and the Placing and Open Offer is expected to be published today.  Investors should only rely on the information contained in the Prospectus and any documents incorporated therein by reference.

A copy of the Prospectus will be available from the registered office of Barclays at 1 Churchill Place, London E14 5HP. The Prospectus will also be available for inspection during usual business hours on any weekday (Saturdays, Sundays and Bank Holidays are excepted) from the date of its publication until Admission at the offices of Clifford Chance, 10 Upper Bank Street, London E14 6JJ.

This announcement shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell or issue, or subscribe for any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This announcement has been issued by and is the sole responsibility of Barclays.  No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Credit Suisse Securities (Europe) Limited or JPMorgan Cazenove Limited or by any of their respective affiliates or agents as to or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.

The distribution of this announcement, the offering of the New Ordinary Shares pursuant to the Placing and the availability of the Open Offer to persons not resident in the United States and the United Kingdom may be affected by the laws of the relevant jurisdictions.  It is the responsibility of any person (including, without limitation, nominees and trustees) outside the United States or the United Kingdom wishing to apply for New Ordinary Shares under the Open Offer to satisfy himself or herself as to the full observance of the laws of any relevant territory in connection therewith, including obtaining any governmental or other consents that may be required, observing any other formalities required to be observed in such territory and paying any issue, transfer or other taxes due in such territory.  Any failure to comply with such laws may constitute a violation of the securities laws of any such jurisdiction.

Barclays will file a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest and if you are a U.S. holder of Ordinary Shares or Barclays ADSs, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Barclays or its information agent, Mellon Investor Services LLC, will arrange to send you the prospectus and the appropriate subscription forms if you request them by calling toll-free from the United States or Canada at 1-877-282-6527 or calling collect from outside the United States or Canada at 1-201-680-6569.  For further information, U.S. holders of Ordinary Shares or Barclays ADSs may contact Mellon Investor Services LLC at the numbers above.

The Placing and Open Offer will not be made, directly or indirectly, in Australia, Japan or South Africa (the "Restricted Jurisdictions") unless by means of lawful prior registration or qualification under the applicable laws of the Restricted Jurisdiction, or under an exemption from such requirements. Accordingly, copies of this announcement, including the appendices, are not being, and must not be, mailed or otherwise distributed or sent in, into or from any Restricted Jurisdiction into which the same would be unlawful. Persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not distribute, mail or send it in, into or from any Restricted Jurisdiction, and so doing may render any purported acceptance of the Placing and Open Offer invalid.

The New Ordinary Shares to be issued pursuant to the Firm Placing and Placing and Open Offer have not been, and will not be, admitted to trading on any stock exchange other than the London Stock Exchange and, as applicable, in the form of American Depositary Shares (ADS) on the New York Stock Exchange.

The Open Offer Shares may not be offered or sold directly or indirectly within the borders of the People's Republic of China.  This announcement or the information contained herein has not been approved by or registered with any relevant governmental authorities in the People's Republic of China and may not be offered for sale in the People's Republic of China.  Investors with registered addresses in, or who are resident or ordinarily resident in, or a citizen of, the People's Republic of China are responsible for obtaining all relevant government regulatory approvals/licences (if any) themselves, including, but not limited to, any which may be required from the State Administration of Foreign Exchange and other competent regulatory authorities and complying with all relevant People's Republic of China regulations (if applicable), including, but not limited to, any relevant foreign exchange regulations and/or overseas investment regulations.

This announcement has not been registered as a prospectus with the Monetary Authority of Singapore, and the offer of the Open Offer Shares to Singaporean investors is made in reliance on the offering exemption under Section 273(1)(cd) of the Securities and Futures Act. Accordingly, this announcement and any other document or material in connection with the Open Offer may not be circulated or distributed, nor may the Open Offer Shares be offered or sold, whether directly or indirectly, to any person in Singapore other than: (i) to a shareholder of Barclays pursuant to Section 273(1)(cd) of the Securities and Futures Act; or otherwise (ii) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Neither the content of Barclays website nor any website accessible by hyperlinks on Barclays website is incorporated in, or forms part of, this announcement.

Barclays Capital, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Barclays and Barclays Bank PLC and for no one else as sole financial adviser, joint placing agent and joint book runner in relation to the Firm Placing and the Placing and Open Offer and will not be responsible to any other person for providing the protections afforded to clients of Barclays Capital nor for advice in connection with the Firm Placing and the Placing and Open Offer or the contents of this announcement or any other matters referred to in this announcement.

Credit Suisse Securities (Europe) Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Barclays and Barclays Bank PLC and for no one else as joint sponsor and joint broker in relation to the Firm Placing and the Placing and Open Offer and the listing of the New Ordinary Shares on the Official List and their admission to trading on the London Stock Exchange's market for listed securities, and as joint placing agent and joint bookrunner in relation to the Placing and Open Offer, and will not be responsible to any other person for providing the protections afforded to clients of Credit Suisse Securities (Europe) Limited nor for advice in connection with the Firm Placing and Placing and Open Offer, proposed listing or admission to trading or contents of this announcement or any other matters referred to in this announcement.

JPMorgan Cazenove Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Barclays and Barclays Bank PLC and for no one else as joint sponsor and joint broker in relation to the Firm Placing and the Placing and Open Offer and the listing of the New Ordinary Shares on the Official List and their admission to trading on the London Stock Exchange's market for listed securities, and as joint placing agent and joint bookrunner in relation to the Placing and Open Offer, and will not be responsible to any other person for providing the protections afforded to clients of JPMorgan Cazenove Limited nor for advice in connection with the Firm Placing and Placing and Open Offer, proposed listing or admission to trading or contents of this announcement or any other matters referred to in this announcement.

Barclays Capital, Credit Suisse Securities (Europe) Limited and JPMorgan Cazenove Limited are not underwriting the Firm Placing and the Placing and Open Offer.

  APPENDIX

DEFINITIONS

"Admission"

means the admission of the New Ordinary Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities in accordance with the Admission and Disclosure Standards and, as the context so requires, may refer to Admission of the Firm Placed Shares and/or the Open Offer Shares;

"ADS"	means the American Depositary Shares, each representing four Ordinary Shares, listed on the New York Stock Exchange;
"ADS Record Date"	means the close of business in New York City on 2 July 2008 in respect of the entitlements of Qualifying ADS holders under the Open Offer;
"Application Form"	means the personalised application form on which Qualifying Non-CREST Shareholders who are registered on the register of Barclays may apply for Open Offer Shares under the Open Offer;
"Barclays" or the "Company"	means Barclays PLC;
"Board" or "Board of Directors"	means the board of directors of Barclays;
"certificated" or "in certificated form"	means a share or other security which is not in uncertificated form (that is, not in CREST);
"Challenger"	means Challenger Universal Limited, a company representing the beneficial interests of His Excellency Sheikh Hamad Bin Jassim Bin Jabr Al-Thani, the chairman of Qatar Holding, and his family;
"Closing Price"	means the closing middle market quotation as derived from the Daily Official List on a particular day;
"Conditional Placees"

means Challenger, China Development Bank, Qatar Investment Authority, Temasek and certain leading institutional shareholders and other investors in their capacities as persons who have undertaken to subscribe for New Ordinary Shares subject (other than in the case of China Development Bank's Open Offer Entitlement) to clawback in respect of valid applications by Qualifying Shareholders;

"CREST"	means the relevant system (as defined in the Uncertificated Securities Regulations 2001) in respect of which Euroclear is the operator (as defined in those regulations);
"Daily Official List"	means the daily record setting out the prices of all trades in shares and other securities conducted on the London Stock Exchange;
"Enlarged Issued Share Capital"	means the 8,144,337,814 Ordinary Shares which are expected to be in issue following the completion of the Firm Placing and the Placing and Open Offer;
"Existing Ordinary Shares"	means the Ordinary Shares in issue as at the Record Date;
"Firm Placed Shares"	means the 168,918,918 New Ordinary Shares which SMBC has agreed to subscribe for under the Firm Placing;
"Firm Placing"	means the subscription by SMBC for the Firm Placed Shares under the relevant Subscription Agreement;
"FSA"	means the UK Financial Services Authority;
"Group"	means Barclays and its subsidiary undertakings;
"IFRS"	means International Financial Reporting Standards;
"Issue Price"	means the issue price of the Open Offer Shares, being 282 pence;
"Listing Rules"	means the rules and regulations of the UKLA, as amended from time to time and contained in the UKLA's publication of the same name;
"London Stock Exchange"	means London Stock Exchange PLC;
"New Ordinary Shares"	means the Open Offer Shares and/or the Firm Placed Shares, as the context requires;
"Official List"	means the official list of the UKLA;
"Open Offer"

means the offer to Qualifying Shareholders, constituting an invitation to apply for the Open Offer Shares on the terms and subject to the terms and conditions set out in the Prospectus and, in the case of Qualifying Non-CREST Shareholders, in the Application Form;

"Open Offer Entitlement"	means an entitlement to apply for Open Offer Shares allocated to a Qualifying Shareholder pursuant to the Open Offer;
"Open Offer Shares"

means the 1,407,426,864 Ordinary Shares to be offered to Qualifying Shareholders under the Open Offer and which the Conditional Placees have agreed to subscribe for pursuant to the Subscription Agreements, subject to (other than in the case of China Development Bank's Open Offer Entitlement) clawback in respect of valid applications by Qualifying Shareholders;

"Ordinary Shares"	means ordinary shares of 25 pence each in the capital of Barclays (including, if the context requires, the New Ordinary Shares);
"Overseas Shareholders"	means Shareholders with registered addresses in, or who are resident or ordinarily resident in, or citizens of, jurisdictions outside the United Kingdom;
"People's Republic of China"	means the People's Republic of China excluding, for the purposes of this announcement, the Hong Kong and Macau Special Administrative Regions and Taiwan;
"Placing"	means the conditional placing of the Open Offer Shares with the Conditional Placees;
"Prospectus"	means the document comprising a prospectus relating to the Company and the New Ordinary Shares (together with any supplements or amendments thereto);
"Qatar Holding"	means Qatar Holding LLC, a wholly owned subsidiary of Qatar Investment Authority through which it is making its investment in Barclays;
"Qatar Investment Authority"	means Qatar Investment Authority and/or Qatar Holding LLC, as the context requires;
"Qualifying ADS holders"	means holders of ADSs on the ADS register on the ADS Record Date (but excluding any holder of ADSs who has a registered address in a Restricted Jurisdiction);
"Qualifying CREST Shareholders"	means Qualifying Shareholders whose Ordinary Shares on the register of members of the Company on the Record Date are in uncertificated form;
"Qualifying Non-CREST Shareholders"	means Qualifying Shareholders whose Ordinary Shares on the register of members of the Company on the Record Date are in certificated form;
"Qualifying Shareholder"	means holders of Ordinary Shares on the register of members of the Company on the Record Date (but excluding any Overseas Shareholder who has a registered address in a Restricted Jurisdiction);
"Record Date"	means the close of business in London on 24 June 2008 in respect of the entitlements of Qualifying Shareholders under the Open Offer;
"Registrar"	means Equiniti Limited, the registrar to Barclays PLC;
"Restricted Jurisdictions"	means Australia, Japan and South Africa, each a "Restricted Jurisdiction";
"Securities and Futures Act"	means the Securities and Futures Act, Chapter 289 of Singapore;
"Share Issue"	means the Firm Placing and the Placing and Open Offer;
"Securities Registration Statement"	means the securities registration statement to be filed on Form 7-3;
"Shareholder"	means a holder of Ordinary Shares;
"Sterling", "Pounds", "pence" and "£"	means the lawful currency of the United Kingdom;
"stock account"	means an account within a member account in CREST to which a holding of a particular share or other security in CREST is credited;
"Subscription Agreements"

means (i) the separate subscription agreements dated 25 June 2008 between Barclays and each of Challenger, China Development Bank, Qatar Investment Authority, SMBC and Temasek (and/or their respective subsidiaries and affiliates), and (ii) the separate placing letters dated 25 June 2008 between Barclays and certain leading institutional shareholders and other investors, in each case relating to their respective commitments to subscribe for New Ordinary Shares, principal terms of which are summarised in paragraphs 8.1 to 8.6 of Part XI (Additional Information) of the Prospectus;

"Sumitomo Mitsui Banking Corporation" or "SMBC"	means Sumitomo Mitsui Banking Corporation, a wholly owned subsidiary of Sumitomo Mitsui Financial Group, Inc;
"Temasek"	means Temasek Holdings (Private) Limited;
"Tokyo Stock Exchange"	means Tokyo Stock Exchange, Inc.;
"UK" or "United Kingdom"	means the United Kingdom of Great Britain and Northern Ireland;
"UKLA" or "UK Listing Authority"	means the FSA in its capacity as the competent authority for listing under Part VI of the UK Financial Services and Markets Act 2000; and
"US" or "United States" or "United States of America"	means the United States of America, its territories and possessions, any State of the United States and the District of Columbia and any municipal or other local subdivision thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: June 25, 2008

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: June 25, 2008

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary